United States securities and exchange commission logo





                              January 8, 2024

       Jeremy Schwartz
       Chief Executive Officer
       WisdomTree Bitcoin Trust
       c/o WisdomTree Digital Commodity Services, LLC
       250 West 34th Street, 3rd Floor
       New York, New York 10119

                                                        Re: WisdomTree Bitcoin
Trust
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed January 8,
2024
                                                            File No. 333-254134

       Dear Jeremy Schwartz:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 6 to Registration Statement on Form S-1

       General

   1. In order to meet your anticipated timing, please respond to these comments and amend your registration
statement no later than 10:00 a.m. (EST) on January 9, 2024.
       Risk Factors, page 12

   2. Please add risk factor disclosure addressing the risks related to your Authorized
                                                        Participants acting in
the same capacity for several competing products.
 Jeremy Schwartz
FirstName  LastNameJeremy
WisdomTree   Bitcoin Trust Schwartz
Comapany
January    NameWisdomTree Bitcoin Trust
        8, 2024
January
Page 2 8, 2024 Page 2
FirstName LastName
Bitcoin, Bitcoin Market, Bitcoin Platforms and Regulation of Bitcoin
Bitcoin Protocol, page 49

3. We note your response to comment 5 and your revised disclosure that "[w]ith respect to any fork, airdrop or similar event, the Trust will, at the direction of the Sponsor, permanently and irrevocably abandon any Incidental Rights or IR Virtual Currency for no consideration." We also note your disclosure that in the event that the Trust's or Sponsor's policy with respect to forks or airdrops changes, the "Shareholders will be given 60 days'
         advance notice via a posting on the Trust's website or prospectus supplement or through
         a current report on Form 8-K in the Trust   s annual or quarterly
reports." Please revise your
         disclosure to state that any change to this policy would require the Trust to seek and obtain certain regulatory approvals, including approval by the SEC of an application by the Exchange to amend its listing rules.
Exhibit Index
Exhibit 23.1, page 92

4. We note that the consent from your accountants in Exhibit 23.1 references Pre-Effective
         Amendment No. 5. Please request an updated consent.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets
cc:      Todd Zerega